UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 November 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares

                                                                                                            20th November 2015

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 19th November 2015, it transferred to the Trustees of its employee share participation schemes 61,799 Ordinary Shares at a price of €25.36 per Ordinary Share.

Following the above transaction, CRH plc holds 1,179,981 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 822,731,272.

Contact
Neil Colgan
Company Secretary
Tel: 00 35316344340

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 20 November 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director